FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

  NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION INTO WHICH SUCH DISTRIBUTION WOULD BE UNLAWFUL. THIS NOTICE IS FOR INFORMATION ONLY AND IS NOT AN OFFER TO EXCHANGE, PURCHASE OR SELL SECURITIES. THE EXCHANGE OFFERS AND CONCURRENT CASH TENDER OFFERS DISCUSSED BELOW WERE MADE SOLELY PURSUANT TO THE REGISTRATION STATEMENT AND THE OFFER TO PURCHASE, RESPECTIVELY.

14 September 2022

HSBC HOLDINGS PLC ANNOUNCES FINAL RESULTS OF EXCHANGE OFFERS AND CONCURRENT CASH TENDER OFFERS FOR SUBORDINATED NOTES

London, England -- HSBC Holdings plc (the 'Company') announces today that its previously announced exchange offers launched on 2 August 2022 (the 'Exchange Offers' and each, an 'Exchange Offer') and concurrent offers to purchase for cash any and all of the Cash Tender Notes (as defined below) (the 'Concurrent Cash Tender Offers') expired at 11:59pm, New York City time, on 13 September 2022 (the 'Expiration Deadline').

As previously announced, in exchange for each $1,000 principal amount of Original Notes (as defined below) of a series that is validly tendered (and not validly withdrawn) prior to the Expiration Deadline of the relevant Exchange Offer, holders will be eligible to receive the total consideration of $1,015 (the 'Total Consideration'), comprising $1,000 principal amount of subordinated notes of a corresponding series of Exchange Notes (as defined below) that will be registered under the Securities Act of 1933, as amended (the 'Securities Act'), pursuant to a registration statement on Form F-4 (File No. 333-266456) (together with the related prospectus dated 30 August 2022, the 'Registration Statement') relating to the Exchange Offers which was filed on 2 August 2022 with the United States Securities and Exchange Commission and which was declared effective on 24 August 2022, and a participation cash incentive of $15 (the 'Participation Cash Incentive').

ISIN / CUSIP No.	Existing notes to be exchanged (collectively, the 'Original Notes' and each, a 'series')	Aggregate principal amount outstanding[1]	New notes to be issued in exchange (collectively, the 'Exchange Notes' and each, a 'series')	Aggregate Principal Amount Tendered	Aggregate Principal Amount Accepted for Exchange
US404280AE90/ 404280AE9	7.35% Subordinated Notes Due 2032 (the 'Original 7.35% Notes due 2032')	$222,042,000	7.35% Subordinated Notes Due 2032 (the 'Exchange 7.35% Notes due 2032')	$96,878,000	$96,878,000
US404280AF65/ 404280AF6	7.625% Subordinated Notes Due 2032 (the 'A Original 7.625% Notes due 2032')	$483,613,000	7.625% Subordinated Notes Due 2032 (the 'Exchange 7.625% Notes due 2032')	$218,851,000	$218,851,000
Rule 144A Notes: US404280AD18/ 404280AD1 Reg S Notes: USG4634UAV47/ G4634UAV4	7.625% Subordinated Notes Due 2032 (the 'B Original 7.625% Notes due 2032')	$4,300,000	Exchange 7.625% Notes due 2032	$4,300,000	$4,300,000
US404280AG49/ 404280AG4	6.5% Subordinated Notes Due 2036 (the 'Original Notes due 2036')	$2,000,000,000	6.5% Subordinated Notes Due 2036 (the 'Exchange Notes due 2036')	$569,189,000	$569,189,000
US404280AH22/ 404280AH2	6.5% Subordinated Notes Due 2037 (the 'Original Notes due 2037')	$2,500,000,000	6.5% Subordinated Notes Due 2037 (the 'Exchange Notes due 2037')	$985,360,000	$985,360,000
US404280AJ87/ 404280AJ8	6.8% Subordinated Notes Due 2038 (the 'Original Notes due 2038')	$1,500,000,000	6.8% Subordinated Notes Due 2038 (the 'Exchange Notes due 2038')	$538,705,000	$538,705,000

The Company was advised by Global Bondholder Services Corporation as the Exchange Agent and Information Agent that, as of the Expiration Deadline, the aggregate principal amount of each series of subordinated notes solicited in the Exchange Offers as specified in the table above (together, the 'Original Notes') was validly tendered and not validly withdrawn. The table above provides the aggregate principal amount of each series of Original Notes that the Company has accepted in the Exchange Offers on the terms and subject to the conditions set forth in the Registration Statement and the related letter of transmittal.

As previously announced, the Concurrent Cash Tender Offers were launched concurrently with the Exchange Offers in relation to the Original 7.35% Notes due 2032, A Original 7.625% Notes due 2032 and B Original 7.625% Notes due 2032 (together, the 'Cash Tender Notes'), up to a maximum aggregate principal amount of $70,000,000, under the terms and conditions of the offer to purchase dated 2 August 2022, as amended on 30 August 2022 (the 'Offer to Purchase') and the related certification instruction letter.

ISIN / CUSIP No.	Title of Notes	Principal Amount Outstanding	Principal Amount Tendered	Principal Amount Accepted	Aggregate Consideration(1)
US404280AE90/ 404280AE9	7.35% Subordinated Notes Due 2032	$222,042,000	$416,000	$416,000	$470,304.64
US404280AF65/ 404280AF6	7.625% Subordinated Notes Due 2032	$483,613,000	$1,254,000	$1,254,000	$1,436,732.88
Rule 144A Notes: US404280AD18/ 404280AD1 Reg S Notes: USG4634UAV47/ G4634UAV4	7.625% Subordinated Notes Due 2032	$4,300,000	$0	$0	$0
				Total Consideration	$1,907,037.52

(1) These amounts do not include Accrued Interest (as defined below).

The Company was advised by Global Bondholder Services Corporation as the Depositary and Information Agent that, as of the Expiration Deadline, the aggregate principal amount of each series of Cash Tender Notes specified in the table above was validly tendered and not validly withdrawn. The table above provides the aggregate principal amount of each series of Cash Tender Notes that the Company has accepted in the Concurrent Cash Tender Offers on the terms and subject to the conditions set forth in the Offer to Purchase.

Payment of the applicable Consideration (as defined in the Offer to Purchase) for all Cash Tender Notes validly tendered and accepted by the Company pursuant to the Concurrent Cash Tender Offers will be made on 16 September 2022 (the 'Settlement Date'). In addition to the Consideration, holders whose Cash Tender Notes of a given series are accepted for purchase will also be paid a cash amount equal to the accrued and unpaid interest on such Cash Tender Notes from, and including, the last interest payment date for such Cash Tender Notes to, but not including, the Settlement Date, rounded to the nearest cent (such amount in respect of a series of Cash Tender Notes, 'Accrued Interest'). Accrued Interest will be payable on the Settlement Date. For the avoidance of doubt, interest will cease to accrue on the Settlement Date for all Cash Tender Notes accepted in the Concurrent Cash Tender Offers. Under no circumstances will any interest be payable to holders because of any delay on the part of Global Bondholder Services Corporation, as depositary, the Depository Trust Company or any other party in the transmission of funds to holders.

The Exchange Notes will be issued and the Participation Cash Incentive will be paid on 16 September 2022.

All Cash Tender Notes accepted in the Concurrent Cash Tender Offers are cancelled and retired, and will no longer remain outstanding obligations of the Company.

Capitalised terms used in this announcement and not defined herein have the meanings given to them in the Registration Statement.

HSBC Securities (USA) Inc. is serving as Dealer Manager in connection with the Exchange Offers and the Concurrent Cash Tender Offers. For additional information regarding the terms of the Exchange Offers and the Concurrent Cash Tender Offers, please contact: HSBC Securities (USA) Inc. at +1 (888) HSBC-4LM (toll-free) or +1 (212) 525-5552 (collect), Europe: +44 (0)20 7992 6237. Requests for the Registration Statement or the Offer to Purchase may be directed to Global Bondholder Services Corporation, which is acting as the Exchange Agent, Depositary and Information Agent for the Exchange Offers and the Concurrent Cash Tender Offers, at (212) 430-3774 or (855) 654-2014 (toll-free) or contact@gbsc-usa.com.

This announcement is for informational purposes only and does not constitute an offer to exchange, purchase or sell, or a solicitation of an offer to exchange, purchase or sell, any security. No offer, solicitation, sale or exchange will be made in any jurisdiction in which such an offer, exchange, solicitation, or sale would be unlawful. The Exchange Offers and the Concurrent Cash Tender Offers were only made pursuant to the Registration Statement and the Offer to Purchase, respectively.

United Kingdom. This announcement and any other documents or materials relating to the Exchange Offers or the Concurrent Cash Tender Offers are not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, this announcement and such documents and/or materials are not being distributed to, and must not be passed on to, persons in the United Kingdom other than (i) to those persons who are within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the 'Financial Promotion Order'), including existing members or creditors of the Company, or (ii) to any other persons to whom it may otherwise lawfully be made (all such persons together being referred to as 'Relevant Persons') and the transactions contemplated by the Registration Statement or the Offer to Purchase will be available only to, and engaged in only with, Relevant Persons.  Any person who is not a Relevant Person should not act on or rely on this announcement or any of its contents.

Belgium.  Neither this announcement nor any other documents or materials relating to the Exchange Offers or the Concurrent Cash Tender Offers have been submitted to or will be notified to, and neither this announcement nor any other documents or materials relating to the Exchange Offers or the Concurrent Cash Tender Offers have been or will be approved by, the Belgian Financial Services and Markets Authority ('Autoriteit voor Financiële Diensten en Markten/Autorité des Services et Marchés Financiers'). The Exchange Offers and the Concurrent Cash Tender Offer may therefore not be made in Belgium by way of a public takeover bid (openbaar overnamebod/offre publique d'acquisition) as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids, as amended (the 'Belgian Takeover Law'), nor, with respect to the Exchange Offers, by way of an offer to the public as defined in Regulation (EU) 2017/1129, as amended, save in those circumstances where a private placement exemption is available.

The Exchange Offers and the Concurrent Cash Tender Offers are conducted exclusively under applicable private placement exemptions. The Exchange Offers and the Concurrent Cash Tender Offers may therefore not be advertised and the Exchange Offer and the Concurrent Cash Tender Offers may not be extended, and neither this announcement nor any other documents or materials relating to the Exchange Offers or the Concurrent Cash Tender Offers (including any memorandum, information circular, brochure or any similar documents) have been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to 'qualified investors' within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended and (ii) in any circumstances set out in Article 6, §4 of the Belgian Takeover Law or, with respect to the Exchange Offers, Article 1(4) of Regulation (EU) 2017/1129, as amended. The Registration Statement and the Offer to Purchase were issued only for the personal use of the above-mentioned qualified investors and exclusively for the purpose of the Exchange Offers and Concurrent Cash Tender Offers, respectively.  Accordingly, the information contained in the Registration Statement and the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

Italy. None of the Exchange Offers, the Concurrent Cash Tender Offers, this announcement or any other document or materials relating to the Exchange Offers or the Concurrent Cash Tender Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ('CONSOB') pursuant to Italian laws and regulations. The Exchange Offers and the Concurrent Cash Tender Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the 'Financial Services Act') and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Hong Kong. This announcement and any other documents or materials relating to the Concurrent Cash Tender Offers and/or the Cash Tender Notes is not being made in Hong Kong, by means of any document, other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the 'CWUMPO'), or (ii) to 'professional investors' as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the 'SFO') and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a 'prospectus' as defined in the CWUMPO.

The Exchange Notes have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to 'professional investors' as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a 'prospectus' as defined in the CWUMPO or which do not constitute an offer to the public within the meaning of that Ordinance.

No invitation, advertisement or document relating to the Exchange Offers, the Concurrent Cash Tender Offers, the Exchange Notes and/or the Cash Tender Notes has been or will be issued, or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Exchange Offers, the Concurrent Cash Tender Offers, the Exchange Notes and/or the Cash Tender Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to 'professional investors' as defined in the SFO and any rules made thereunder.

Canada

Concurrent Cash Tender Offers. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement.  Where the Dealer Manager or any affiliate thereof is a registered dealer or able to rely on an exemption from the requirement to be registered in such jurisdiction, the Concurrent Cash Tender Offers shall be deemed to be made by such Dealer Manager, or such affiliate, on behalf of the relevant company in that jurisdiction.

Exchange Offers. The Exchange Offers and any solicitation in respect thereof, and the sale of the Exchange Notes, are not being made, directly or indirectly, in Canada or to holders of the Original Notes who are resident and/or located in any province or territory of Canada. The Registration Statement has not been filed with any securities commission or similar regulatory authority in Canada in connection with the Exchange Offers, and the Exchange Notes have not been, and will not be, qualified for sale under the securities laws of Canada or any province or territory thereof and no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon the Registration Statement, any other documents or materials relating to the Exchange Offers or the merits of the Exchange Notes and any representation to the contrary is an offence. Accordingly, Canadian holders of the Original Notes are hereby notified that, to the extent such holders of Original Notes are persons or entities resident and/or located in Canada, the Exchange Offers is not available to them and they may not accept the Exchange Offers. As such, any tenders of Original Notes received from such persons or entities shall be ineffective and void. No Exchange Notes may be offered, sold, delivered or exchanged, nor may copies of the Registration Statement or of any other document relating to the Exchange Notes and the Exchange Offers be distributed or made available in Canada. The Registration Statement and any other documents or offering materials relating to the Exchange Offers or the Exchange Notes may not be distributed in Canada and the Registration Statement does not constitute an offer or an invitation to participate in the Exchange Offers to any person resident in Canada.

France. This announcement and any other offering material relating to the Exchange Offers or the Concurrent Cash Tender Offers may not be distributed in the Republic of France except to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129, as amended. Neither this announcement, nor any other such offering material has been or will be submitted for clearance to, nor approved by, the Autorité des Marchés Financiers.

.....

Cautionary Statement Regarding Forward-Looking Statements

In this announcement the Company has made forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'believes', 'expects', 'estimate', 'may', 'intends', 'plan', 'will', 'should', 'potential', 'reasonably possible' or 'anticipates' or the negative thereof or similar expressions, or by discussions of strategy. We have based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under 'Risk Factors' in the Registration Statement and in the Offer to Purchase. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

ends/more

Investor enquiries to:

Greg Case                      +44 20 7992 3825                      investorrelations@hsbc.com

Media enquiries to:

Ankit Patel                    +44 (0) 20 7991 9813                 ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 63 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,985bn at 30 June 2022, HSBC is one of the world's largest banking and financial services organisations.

ends/all

[1] The '$' symbol refers to US dollars.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 14 September 2022